MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2014

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements ("Financial Statements") of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2014 as publicly filed under the Company’s profile on SEDAR at www.sedar.com.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together, "IFRS"). The following disclosure and associated Financial Statements are presented in accordance with IFRS. This MD&A is prepared as of March 30, 2015. All dollar amounts herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements" or "forward looking information" within the meaning of Canadian and United States securities law. Wherever possible, words such as “plans”, “expects”, or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Forward-looking information may include, but is not limited to,
•	our expectations regarding permitting of a mine at the Pebble Project;
•	our expected financial performance in future periods;
•	our plan of operations, including our plans to carry out exploration and development activities;
•	our ability to raise capital for exploration and development activities;
•	our expectations regarding the exploration and development potential of the Pebble Project; and
•	factors relating to our investment decisions.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

Key assumptions upon which the Company’s forward-looking information are based include:
•

that the Company will ultimately be able to demonstrate that a mine at the Pebble Project can be developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements;

•	that we will be ultimately able to obtain permitting for a mine at the Pebble Project;
•	that the market prices of copper and gold will not decline significantly nor for a lengthy period of time;
•

that we will be able to secure sufficient working capital necessary for the continued environmental assessment and permitting activities and engineering work which is precondition to any potential development of the Pebble Project which would then require engineering and financing form ultimate construction;

•	the cost of carrying out exploration and development activities on the Pebble Project;
•	that key personnel will continue their employment with us;
•	our ability to obtain the necessary expertise in order to carry out our exploration and development activities within the planned time periods; and
•	our ability to obtain adequate financing on acceptable terms.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Some of the risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:
•	ability to obtain permitting for a mine at the Pebble Project;
•	ability to continue to fund the exploration and development activities;
•	the speculative nature of the mineral resource exploration business;
•	the exploration stage of the Pebble Project;
•	the lack of known reserves on the Pebble Project;
•	inability to establish that the Pebble Project contains commercially viable deposits of ore;
•	ability to recover the financial statement carrying values of the Pebble Project if the Company ceases to continue on a going concern basis;
•	loss of the services of any of the Company’s executive officers;
•	a history of financial losses;
•	ability to continue on a going concern basis;
•	the volatility of gold, copper and molybdenum prices;
•	the inherent risk involved in the exploration, development and production of minerals;
•	changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment;
•	the presence of unknown environmental hazards on the Pebble Project;
•	potential claims by third parties to the Pebble Project;
•	inability to insure our operations against all risks;
•	the highly competitive nature of the mining business;
•	litigation risks and the inherent uncertainty of litigation;
•	the historical volatility in the Company’s share price;
•	potential conflicts of interest relating to the Company’s directors and officers;
•	the potential dilution to current shareholders due to any future equity financings;
•	the loss of services of independent contractors; and
•	the potential dilution to current shareholders from the exercise of share purchase options to purchase the Company’s shares.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above.

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward- looking information.

During the period 2007 to 2013, the Pebble Limited Partnership expended several hundred million dollars on the Pebble Project, a major portion of which was spent on exploration programs, resource estimates, environmental data collection and technical studies, with a significant portion spent on engineering of various possible mine development models, as well as related infrastructure, power and transportation systems. As a consequence of several factors, including the US Environmental Protection Agency (the "EPA") opposition to the Pebble Project, the withdrawal of Anglo American plc from the project and the passage of time, technical and engineering studies related to mine-site and infrastructure development are considered to

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

have very uncertain and perhaps little value at this time. Environmental baseline studies and data collection remains a significant legacy asset of the Company from this period.

For more information on the Company, investors should review the Company’s annual information form and home jurisdiction filings that are available on SEDAR at www.sedar.com.

The Company reviews its forward looking statements on an ongoing basis and updates this information when circumstances require it.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms "measured resources" and "indicated resources". The Company advises investors that although those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

1.2	Overview

Northern Dynasty is a mineral exploration company which, via its subsidiaries, holds a 100% interest in mining claims on State of Alaska land in southwest Alaska, USA ("US") that are part of or in the vicinity of the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project" or “Pebble”).

The Pebble Project is an initiative to develop one of the world’s most important mineral resources when measured by aggregate contained metals. Current mineral resources in the Pebble deposit at a 0.30% copper equivalent (CuEQ)1 comprise:

•	6.44 billion tonnes of Measured and Indicated Mineral Resources grading 0.40% copper, 0.34 g/t gold, 240 ppm molybdenum and 1.66 g/t silver, containing 57 billion pounds of copper, 70 million ounces of gold, 3.4 billion pounds of molybdenum and 344 million ounces of silver; and

•	4.46 billion tonnes of Inferred Mineral Resources grading 0.25% copper, 0.26 g/t gold, 222 ppm molybdenum and 1.19 g/t silver, containing 24.5 billion pounds of copper, 37 million ounces of gold, 2.2 billion pounds of molybdenum and 170 million ounces of silver.

Over $797 million has been invested to advance the project, of which approximately $595 million (US$573 million) was provided by a wholly-owned subsidiary of Anglo American plc which participated in the Pebble Limited Partnership (the "Pebble Partnership")2 from 2007 to 2013, and the remainder from 2001 to mid-2007 directly by Northern Dynasty.

______________________________

1 For additional details, see section 1.2.1 below.
2 During the period 2007 to 2013, the Pebble Partnership expended several hundred million dollars on the Pebble Project, a major portion of which was spent on exploration programs, resource estimates, environmental data collection and technical studies, with a significant portion spent on engineering of various possible mine development models, as well as related infrastructure, power and transportation systems. As a consequence of several factors, including the EPA opposition to the Pebble Project, the withdrawal of Anglo American plc from the project and the passage of time, technical and engineering studies related to mine-site and infrastructure development are considered to have very uncertain and perhaps little value at this time. Environmental baseline studies and data collection remains a significant legacy asset of the Company from this period.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

The work has included comprehensive deposit delineation, and environmental, socioeconomic and engineering studies of the Pebble deposit. A review of previous analyses of the Pebble Project was initiated in late 2013. In 2014, the Company commissioned a technical report to provide updated information on the mineral resources and metallurgy for the project.

In February 2014, the US Environmental Protection Agency (the "EPA") announced the initiation of a regulatory process under the Clean Water Act to consider restriction or a prohibition on mining activities associated with the Pebble deposit. Much of the Company’s efforts in 2014 have been focused around providing information and responses to this action through the Pebble Partnership. Further details are provided in Section 1.2.1.2.

In 2015, the Company plans to:

•	advance a multi-dimensional strategy, described in section 1.2.1.2 below to address the EPA’s pre- emptive regulatory process under Section 404(c) of the Clean Water Act and prepare documentation to position the Pebble Project to initiate federal and state permitting under National Environmental Policy Act ("NEPA");

•	maintain an active corporate presence in Alaska to advance relationships with political and regulatory offices of government, Alaska Native partners and other stakeholder groups;

•	maintain the Pebble Project and Pebble claims in good standing and continue environmental monitoring; and

•	advance a potential partner(s) transaction.

In January 2015, the Company completed the final tranche of a $15.5 million financing, of which $11.9 million was closed in December 2014.

As at December 31, 2014, Northern Dynasty has $9.4 million in cash and cash equivalents for its operating requirements. The Company continues to seek additional financing and has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing may include any of or a combination of, debt, equity and/or contributions from possible new Pebble Project participants. Additional financing will be required to progress any material work programs at the Pebble Project. There can be no assurances that the Company will be successful in obtaining additional financing. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will at some point have to reduce or curtail its operations.

1.2.1	Pebble Project

The Pebble property ("Pebble") is located in southwest Alaska, approximately 17 miles (27 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. The property consists of 2,402 mineral claims. Situated approximately 1,000 feet above sea-level and 65 miles from tidewater on Cook Inlet, the site conditions are favorable for sound mine site and infrastructure development.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

Mineralization indicating the presence of the Pebble deposit was discovered by a prior operator in 1987, and by 1997 an initial outline of a deposit of copper, gold and molybdenum had been identified.

Northern Dynasty acquired the right to earn an interest in the Pebble property in 2001. Exploration since that time has led to an overall expansion of the Pebble deposit, including the discovery of a substantial volume of higher grade mineralization in the eastern part of the deposit. Another porphyry copper-gold-molybdenum deposit, a porphyry copper zone, a gold-copper skarn occurrence and gold showings have been identified along the extensive northeast-trending mineralized system that underlies the property.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

1.2.1.1	Technical Programs

As a part of the overall review of the Pebble Project, in 2014 the Company commissioned a Technical Report in accordance with National Instrument ("NI") 43-101 (the "2014 Technical Report") to provide updated information on the mineral resources and metallurgy for the project. The technical report, entitled "2014 Technical Report on the Pebble Project, Southwest Alaska, USA, "authored by J. David Gaunt, PGeo., James Lang, PGeo., Eric Titley, PGeo., and Ting Lu, PEng., is filed under the Company’s profile at www.sedar.com.

Other technical work was focused on technical studies or site activities including property and facilities maintenance, environmental monitoring and community engagement.

Mineral Resources

The estimate of the mineral resources in the Pebble deposit incorporated in the 2014 Technical Report is based on drilling to the end of 2013, and includes approximately 59,000 assays obtained from 699 drill holes. The resource was estimated using ordinary kriging by David Gaunt, P.Geo., a qualified person who is not independent of Northern Dynasty.

The mineral resource tabulation, as shown below uses copper equivalency that incorporates the contribution of copper, gold and molybdenum. Although the estimate includes silver, it was not used as part of the copper equivalency calculation in order to facilitate comparison with previous estimates which did not consider the silver content or its potential economic contribution. A base case cut-off of 0.3% CuEq is highlighted.

Pebble Resource Estimate 2014

Cut-off CuEq %	CuEq %	Tonnes	Cu (%)	Au (g/t)	Mo (ppm)	Ag (g/t)	Cu Blbs	Au Moz	Mo Blbs	Ag Moz
Measured
0.3	0.65	527,000,000	0.33	0.35	178	1.66	3.83	5.93	0.21	28.13
0.4	0.66	508,000,000	0.34	0.36	180	1.68	3.80	5.88	0.20	27.42
0.6	0.77	279,000,000	0.40	0.42	203	1.84	2.46	3.77	0.12	16.51
1.0	1.16	28,000,000	0.62	0.62	302	2.27	0.38	0.56	0.02	2.04
Indicated
0.3	0.77	5,912,000,000	0.41	0.34	245	1.66	53.42	64.62	3.20	315.50
0.4	0.82	5,173,000,000	0.45	0.35	260	1.75	51.31	58.21	2.97	291.05
0.6	0.99	3,450,000,000	0.55	0.41	299	1.99	41.82	45.47	2.27	220.71
1.0	1.29	1,411,000,000	0.77	0.51	343	2.42	23.95	23.14	1.07	109.79
Measured + Indicated
0.3	0.76	6,439,000,000	0.40	0.34	240	1.66	56.76	70.38	3.40	343.63
0.4	0.81	5,681,000,000	0.44	0.35	253	1.75	55.09	63.92	3.17	319.62
0.6	0.97	3,729,000,000	0.54	0.41	291	1.98	44.38	49.15	2.39	237.37
1.0	1.29	1,439,000,000	0.76	0.51	342	2.42	24.11	23.60	1.08	111.97
Inferred
0.3	0.54	4,460,000,000	0.25	0.26	222	1.19	24.55	37.25	2.18	170.49
0.4	0.68	2,630,000,000	0.33	0.30	266	1.39	19.14	25.38	1.55	117.58
0.6	0.89	1,290,000,000	0.48	0.37	291	1.79	13.66	15.35	0.83	74.28
1.0	1.20	360,000,000	0.69	0.45	377	2.27	5.41	5.14	0.30	25.94

Notes:

These resource estimates have been prepared in accordance with NI 43-101 and the CIM Definition Standards. Inferred Mineral Resources are considered to be too speculative to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the project. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Economic Assessments as defined under 43-101. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

Copper equivalent calculations use metal prices of $1.85/lb for copper, $902/oz for gold and $12.50/lb for molybdenum, and recoveries of 85% for copper 69.6% for gold, and 77.8% for molybdenum in the Pebble West zone and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East zone.

Contained metal calculations are based on 100% recoveries.

A 0.30% CuEQ cut-off is considered to be appropriate for porphyry deposit open pit mining operations in the Americas.

All mineral resource estimates, cut-offs and metallurgical recoveries are subject to change as a consequence of more detailed economic analyses that would be required in pre-feasibility and feasibility studies.

The resource estimate is constrained by a conceptual pit that was developed using a Lerchs-Grossman algorithm and is based on the parameters set out below:

	Parameter	Units	Cost ($)	Value
Metal Price	Gold	$/oz	-	1540.00
	Copper	$/lb	-	3.63
	Molybdenum	$/lb	-	12.36
Metal Recovery	Copper	%	-	89
	Gold	%	-	72
	Molybdenum	%	-	82
Operating Cost	Mining (mineralized material or waste)	$/ton mined	1.01	-
	Added haul lift from depth	$/ton/bench	0.03	-
	Process
	– Process cost adjusted by total crushing energy	$/ton milled	4.40	-
	– Transportation	$/ton milled	0.46	-
	– Environmental	$/ton milled	0.70	-
	– G&A	$/ton milled	1.18	-
Block Model	Current block model	ft	-	75 x 75 x 50
Density	Mineralized material and waste rock	-	-	Block model
Pit Slope Angles	–	degrees	-	42

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

Engineering

Engineering activities in 2014 have been mainly directed toward an overall review of the Pebble Project and responding to questions from potential project partners. Northern Dynasty is reviewing open pit and process plant designs as well as throughput capacity, and associated infrastructure options and alternative options for the transportation infrastructure and power plant. The Company also engaged Tetra Tech WEI Inc. to compile a summary of the metallurgical testwork and projected recoveries for copper, gold, molybdenum and silver for the 2014 Technical Report.

Environmental and Socioeconomic

Environmental Baseline Document

Extensive environmental baseline data has been collected since 2004, with close and ongoing attention given to designing and planning a project that protects clean water, healthy fish and wildlife populations and other natural resources in the region.

In January 2012, the Pebble Partnership publicly released the 27,000-page Environmental Baseline Document ("EBD") for the Pebble Project, characterizing a broad range of environmental and social conditions in southwest Alaska – including climate, water quality, wetlands, fish and aquatic habitat, wildlife, land and water use, socioeconomics and subsistence activities.

The EBD provides information and analysis on baseline physical, chemical, biological and social conditions based upon data collection by the Pebble Partnership environmental study team from 2004 to 2008. Its purpose is to provide the public, regulatory agencies and the Pebble Partnership with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area. Research for the Pebble EBD was conducted by more than 40 respected independent research firms, utilizing over 100 scientific experts and engineering groups, laboratories and support services. Researchers were selected for their specific areas of expertise and Alaskan experience, with cooperating government agencies participating in several studies. Information for the EBD was gathered through field studies, laboratory tests, review of government records and other third-party sources, and interviews with Alaska residents. The EBD study is available at www.pebbleresearch.com.

The Pebble Partnership facilitated a four-day workshop with federal and state regulatory agencies in January 2012 to present the EBD findings. The workshop was broadcast publicly via the Internet. A series of public presentations was also coordinated in more than 20 communities throughout southwest Alaska and elsewhere around the State to present the EBD findings. Public and expert review of the EBD was facilitated under the Keystone initiative3.

Baseline data collecting and monitoring has continued. Field activities in 2014 included selected environmental monitoring programs. The data from the 2014 program is being integrated with environmental baseline data reports from 2009 to 2013 so that this information can be shared with state/federal agencies and the public as part of the future permitting process under NEPA. Environmental monitoring at reduced levels is planned to continue in 2015.

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3 An independent stakeholder dialogue process concerning the Pebble Project initiated in late 2010 by the Keystone Center – a non-profit organization specializing in facilitating stakeholder-driven consultation processes concerning contentious, science-based issues.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

Employment and Workforce Development

The Pebble Partnership has been one of the most important private sector employers in southwest Alaska for several years, and has implemented employee training and workforce development initiatives such as training in the areas of equipment operations, health, safety and environment for its site programs. Local employment at Pebble was substantially reduced in 2014, commensurate with the scale of field activities. However, the Pebble Partnership maintained partnerships and commercial relationships with a number of Alaska Native village corporations in the Pebble Project area in 2014.

Community Engagement

An active program of stakeholder outreach has also been undertaken at Pebble, which has included community meetings, stakeholder visits, presentations and event appearances, as well as stakeholder tours to the Pebble Project site and to operating mines in the United States and Canada. The focus of these outreach activities was to update stakeholders on the Pebble Project, to receive feedback on stakeholder priorities and concerns and to advise participants about modern mining practices.

Stakeholder outreach and community engagement continued in 2014, although at a reduced scale commensurate with other project activities. As the Pebble Project advances toward the completion of a Project Description and preparation for project permitting under NEPA, it is expected that the Pebble Partnership will initiate further stakeholder engagement programs to involve stakeholders in the planning process.

1.2.1.2	Legal Matters

i)	Environmental Protection Agency and Bristol Bay Watershed Assessment

In February 2011, the EPA announced it would undertake a Bristol Bay Watershed Assessment study focusing on the potential effects of large-scale mine development in Bristol Bay and, specifically the Nushagak and Kvichak area drainages. This process was ostensibly initiated in response to calls from persons and groups opposing the Pebble Project for the EPA to pre-emptively use its asserted authority under Section 404(c) of the Clean Water Act to prohibit discharges of dredged or fill material in waters of the US within these drainages; however, evidence exists that EPA may have been considering a Section 404(c) veto of the Pebble Project at least as far back as 2008 – two years before it received a petition from several Alaska Native tribes.

The EPA’s first draft Bristol Bay Watershed Assessment ("BBWA") report was released on May 18, 2012. In the Company’s opinion after review with its consultants, the draft report is a fundamentally flawed document. By the EPA’s own admission, it evaluated the effects of a "hypothetical project" that has neither been defined nor proposed by the Pebble Partnership, and for which key environmental mitigation strategies have not yet been developed and, hence would not yet be known. It is believed by the Company that the assessment was rushed because it was based on studies conducted over only one year in an area of 20,000 square miles. In comparison, the Pebble Project has studied the ecological and social environment surrounding Pebble for nearly a decade. The EPA also failed to adequately consider the comprehensive and detailed data that the Pebble Partnership provided as part of its 27,000-page Environmental Baseline Document.

The EPA called for public comment on the quality and sufficiency of scientific information presented in the draft BBWA report. In response, the Pebble Partnership and Northern Dynasty made submissions on the draft report. Northern Dynasty made a presentation highlighting these shortcomings at public hearings held in Seattle, Washington, on May 31, 2012 and in Anchorage, Alaska, on August 7, 2012. In July 2012, the Company also submitted a 635-page critique of the draft report in response to the EPA’s call for public comment, and has called upon the EPA to cease such unwarranted actions until such time as a definitive proposal for the development of the Pebble deposit is submitted into the rigorous National Environmental Policy Act (“NEPA”) permitting process.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

Concerns about the reasonableness of the basis of risk assessment in the draft EPA report were stated by many of the independent experts on the peer review panel assembled to review the BBWA, as summarized in a report entitled "External Peer Review of EPA's Draft Document: An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska" released in November 2012. In a wide-ranging critique of the draft report's methodology and findings, many peer review panellists called the EPA's effort to evaluate the effects of a "hypothetical mining scenario" on the water, fish, wildlife and cultural resources of Southwest Alaska "inadequate", "premature", "unreasonable", “suspect" and "misleading".

On April 26, 2013, the EPA released a revised draft of the BBWA report and announced another public comment and Peer Review period. The Pebble Partnership and Northern Dynasty made submissions on the revised draft. In late May 2013, Northern Dynasty filed a 205-page submission which describes the same major shortcomings as the original report published in May 2012.

In mid-January 2014, the EPA released the final version of its BBWA. The report still reflects many of the same fundamental shortcomings as previous drafts.

On February 28, 2014, the EPA announced the initiation of a regulatory process under Section 404(c) of the Clean Water Act to consider restriction or a prohibition on mining activities associated with the Pebble deposit in order to protect aquatic resources in southwest Alaska. In late April 2014, the Pebble Partnership submitted a comprehensive response to the EPA’s February 28, 2014 notification letter.

In late May 2014, the Pebble Partnership filed suit in the U.S. District Court for Alaska and sought an injunction to halt the regulatory process initiated by the EPA under the Clean Water Act, asserting that, in the absence of a permit application, the process exceeds the federal agency’s statutory authority and violates the Alaska Statehood Act among other federal laws. The State of Alaska and Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, later joined in the Pebble Partnership’s lawsuit against the EPA as co-plaintiffs (the "plaintiffs"). On September 26, 2014, U.S. federal court in Alaska granted EPA’s motion to dismiss the case. This ruling did not judge the merits of the statutory authority case, it only deferred that hearing and judgment until after a final Section 404(c) determination has been made by the EPA. If or when the EPA action is deemed "final", the Pebble Partnership will pursue the underlying case. The Company has also appealed the decision to grant the motion to dismiss to the 9th Circuit Court of Appeals. The 9th Circuit Court of Appeals has agreed to an expedited hearing of the Pebble Partnership’s appeal.

On July 18, 2014, EPA Region 10 announced a ’Proposed Determination’ to restrict the discharge of dredged or fill material associated with mining the Pebble deposit in a 268 square mile area should that disposal result in any of the following: loss of five or more miles of streams with documented salmon occurrence; loss of 19 or more miles of streams where salmon are not documented but that are tributaries of streams with documented salmon occurrence; the loss of 1,100 or more acres of wetlands, lakes, and ponds that connect with streams with documented salmon occurrence or tributaries of those streams; and stream flow alterations greater than 20 percent of daily flow in nine or more linear miles of streams with documented salmon occurrence. Northern Dynasty management does not accept that the EPA has the statutory authority to impose conditions on development at Pebble, or any development project anywhere in Alaska or the US, prior to the submission of a detailed development plan and its thorough review by federal and state agencies including development of an Environmental Impact Statement ("EIS") and review under NEPA.

On September 19, 2014, the Pebble Partnership submitted a comprehensive legal and technical response to EPA Region 10’s Proposed Determination.’ Northern Dynasty and the Pebble Partnership believe the Proposed Determination is unsupported by the administrative record as established by the Bristol Bay Assessment, and is therefore arbitrary and capricious.

On September 3, 2014, the Pebble Partnership initiated a second action against EPA in federal district court in Alaska charging that EPA violated the Federal Advisory Committee Act ("FACA") due to its close interactions with, and the undue influence of Environmental Non-Governmental Organizations (“ENGOs”) and anti-mining activists in developing the Bristol Bay Watershed Assessment, and with respect to its unprecedented preemptive 404c regulatory process under the Clean Water Act. On September 24, 2014, the US federal court judge in Alaska released an order recognizing that the EPA agreed not to take the next step to advance its 404(c) regulatory process with respect to southwest Alaska’s Pebble Project until at least January 2, 2015.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

On November 24, 2014, the U.S. federal court judge in Alaska granted the Pebble Partnership’s request for a Preliminary Injunction ("PI") in relation to the FACA case. While the PI does not resolve the Pebble Partnership’s claims that the EPA actions with respect to the Bristol Bay Watershed Assessment and subsequent 404(c) regulatory process violated FACA, the decision permits the further discovery process of the underlying facts to enable the court to issue a final decision on the merits of the FACA case. The Pebble Partnership expects it will take several months for the case to run its course.

The Pebble Partnership will now have an opportunity for extensive depositions and discovery to determine if there was any EPA misconduct. That the PI was granted also reflects the US federal court judge’s view that the claimant has a ‘likelihood of success on the merits.’ Should the Pebble Partnership prevail in its FACA litigation against the EPA, the federal agency may be unable to rely upon the Bristol Bay Watershed Assessment as part of the administrative record for any regulatory action at the Pebble Project.

Northern Dynasty has submitted numerous letters to the independent Office of the EPA Inspector General ("IG") since January 2014 raising concerns of bias, process irregularities and undue influence by environmental organizations in the EPA's preparation of the Bristol Bay Watershed Assessment. In response to Congressional and other requests, on May 2, 2014, the IG’s office announced that it would investigate the EPA’s conduct in preparing ‘An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska’. A team of IG investigators is now in place and a full investigation is underway "to determine whether the EPA adhered to laws, regulations, policies and procedures in developing its assessment of potential mining impacts in Bristol Bay, Alaska."

The Pebble Partnership is advancing a multi-dimensional strategy to address the EPA’s pre-emptive regulatory process under Section 404(c) of the Clean Water Act, and is working to position the Pebble Project to initiate federal and state permitting under NEPA unencumbered by any extraordinary development restrictions imposed by the EPA. This strategy includes three discrete pieces of litigation against the EPA as set out below:

•	challenging the EPA’s statutory authority to pre-emptively impose development restrictions at the Pebble Project under Section 404(c) of the Clean Water Act prior to the Pebble Partnership submitting a proposed development plan for the project or the development of an EIS under NEPA;

•	alleging that the EPA violated FACA in the course of undertaking the Bristol Bay Watershed Assessment and subsequent Section 404(c) of the Clean Water Act regulatory process; and

•	alleging that the EPA is unlawfully withholding relevant documentation and other information sought by the Pebble Partnership under the Freedom of Information Act ("FOIA").

The Pebble Partnership’s strategy to address the EPA’s Section 404(c) of the Clean Water Act regulatory process also includes undertaking research, including technical and legal investigations, to facilitate various investigations of EPA actions with respect to the Pebble Project, including one by the EPA Inspector General.

On March 24, 2015, it was announced that Former Defense Secretary William S. Cohen and his firm, The Cohen Group, assisted by law firm DLA Piper, had been retained by the Pebble Partnership to conduct an independent review of whether the EPA acted fairly in connection with its evaluation of potential mining in the Bristol Bay, Alaska watershed. Secretary Cohen will evaluate the fairness of EPA's actions and decisions in this matter based upon a thorough assessment of the facts and relying on his experience as Secretary of Defense as well as his 24 years as a member of the US House of Representatives and Senate. He will have full discretion as to the means and manner of carrying out this review to ensure that it is thorough and unbiased.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

While the litigation process is inherently uncertain, and it is difficult to predict with confidence the length of time that each of the legal initiatives described above will take to advance to specific milestone events or final conclusion, Northern Dynasty expects the following to occur in 2015:

•	the 9th Circuit Court of Appeals is expected to fully hear and issue a decision in 2015 on the Pebble Partnership’s appeal of a lower court’s decision that its ‘statutory authority’ case is not ripe and cannot be heard until such time as the EPA has taken final regulatory action under Section 404(c) of the Clean Water Act. If the Pebble Partnership prevails, the case will be returned to federal court in Alaska for a final determination on its merits; if the EPA prevails, the statutory authority case will be heard at a later date should the federal agency proceed to issue a final regulatory decision under Section 404(c) of the Clean Water Act;

•	a final decision by a federal court judge in Alaska on the Pebble Partnership’s FACA case is expected in the latter half of the year;

•	a decision in the Pebble Partnership’s FOIA litigation against the EPA is expected in the latter half of the year; and

•	the independent Office of the EPA Inspector General is expected to complete its investigation and publish a final report on EPA actions with respect to the Bristol Bay Watershed Assessment and the EPA’s subsequent Section 404(c) of the Clean Water Act regulatory process in the second or third quarter of 2015.

Northern Dynasty cannot predict the outcome of its various challenges to what it sees as improper, preemptory attempts by the EPA to prevent or otherwise restrict mineral development at Pebble. If these challenges all fail and the EPA continues to oppose the Pebble Project by all legal means, it may have a material adverse effect on the Company.

ii)	Nunamta Aulukestai

In October 2011, a lawsuit filed in July 2009 by the Trustees for Alaska (an environmental law firm) on behalf of Nunamta Aulukestai – an organization established and funded to oppose development of the Pebble Project - was rejected by the Anchorage Superior Court. The lawsuit alleged that the Alaska Department of Natural Resources had violated the state constitution by granting exploration and temporary water use permits to the Pebble Partnership, and exploration activities had caused harm to vegetation, water, fish and wildlife. The Pebble Partnership actively participated in the trial proceedings after being granted intervener status. Superior Court Judge Aarseth denied each of the allegations made by Nunamta Aulukestai, and ruled that no evidence of environmental harm was presented. The plaintiffs have filed an appeal that is now pending before the Alaska Supreme Court.

iii)	Lake and Peninsula Borough

In November 2011, by a narrow 280 – 246 margin, voters in southwest Alaska’s Lake & Peninsula Borough approved a ballot measure sponsored by anti-Pebble activists that proposed to restrict future development that affects more than one square mile of land within the 31,000 square mile borough. The initiative was opposed by a broad spectrum of Alaska interests, including a group of four Alaska Native village corporations representing seven Lake & Peninsula Borough communities whose private land holdings would be affected by the ordinance, the State of Alaska and the Pebble Partnership. It was also opposed by the Resource Development Council for Alaska, the Alaska State Chamber of Commerce, the Alaska Miners Association, Council of Alaska Producers, the Alaska Oil and Gas Association and the Alaska Industry Support Alliance, among others.

The Pebble Partnership and the State of Alaska filed legal challenges to the ballot initiative in the Alaska Superior Court, and on March 19, 2014 the court issued a permanent injunction barring the law from going into effect. The court ruled in favor of the Pebble Partnership, agreeing that the Alaska constitution and Alaska statutes preempted local governments from interfering with resource development on State lands. The ballot sponsors have appealed to the Alaska Supreme Court.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

1.2.2	Financing

In the fourth quarter, Northern Dynasty initiated a private placement financing (the "Private Placement") of 35,962,735 share purchase warrants (the "Special Warrants") priced at $0.431 per Special Warrant, for gross proceeds in the amount of $15.5 million; pursuant to the Private Placement, the Company issued 27,622,642 Special Warrants in December 2014 and 8,340,093 special warrants in January 2015, when the Private Placement was completed. Under the terms of issuance of the Special Warrants, the Company agreed to file a prospectus in certain Canadian provinces to qualify the conversion of the Special Warrants (completed) and a registration statement in the United States to qualify the resale of common shares in the Company ("Common Shares") by U.S. investors (completed). The Special Warrants will convert on exercise into Common Shares on a one-for-one basis, subject to certain restrictions, without payment of any additional consideration. The Special Warrants are subject to automatic conversion provisions, which depend on the country of residence of a holder of the Special Warrants and the total number of the Common Shares that a holder of the Special Warrants will own after such conversion, and, in any event, all outstanding Special Warrants will be automatically converted on the second anniversary of their issuance date.

The Special Warrants do not confer on their holders any right as a shareholder of the Company, including but not limited to any right to vote at any meeting of shareholders or any other proceedings of the Company or any right to receive any dividend or other distribution.

As of the date of this MD&A, 9,943,589 Special Warrants had automatically converted into 9,943,589 Common Shares (see 1.15.1 Disclosure of Outstanding Share Data).

1.2.3	Market Trends

Copper prices increased from early 2009 until late 2011. From that time, prices have been variable and weakened overall. The recent closing price is US$2.77/lb.

The average annual gold price steadily increased from 2008 to 2012. Gold prices trended lower in 2013, and have been variable but weakened overall in 2014 and 2015. The recent closing price is US$1,186/oz.

Molybdenum prices were variable, but improving in 2010 and 2011, variable in 2013, and then began an uptrend that extended through the end of June 2014. Prices have been on a downtrend since that time with a recent closing price of US$8.39/lb.

An upward trend in silver prices began in 2010, and continued to late September 2011; prices reached as high as $43/oz in 2011, resulting in the highest average annual price since 2008. Prices ranged between $26/oz and $35/oz between October 2011 and December 2012. Prices trended downward in 2013. They have been variable in 2014 and 2015, with an overall decrease in the average price. The recent closing price is US$16.65/oz

Average annual prices since 2010 as well as the average prices so far in 2015 for copper, gold, molybdenum and silver are shown in the table below:

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

Year	Average metal price
	Copper US$/lb	Gold US$/oz	Molybdenum US$/lb	Silver US$/oz
2010	3.42	1,228	15.87	20.24
2011	4.00	1,572	15.41	35.25
2012	3.61	1,669	12.81	31.16
2013	3.32	1,410	10.40	23.80
2014	3.14	1,276	11.91	19.08
2015 (to the date of the MD&A)	2.64	1,219	8.49	16.71

Source: LME Official Cash Price as provided at www.metalprices.com

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

1.3	Selected Annual Information

The following selected annual information is from the audited consolidated financial statements which have been prepared in accordance with IFRS. The 2013 figures include the Pebble Partnership on a consolidated basis with effect from December 10, 2013. Unless otherwise stated, all monetary amounts are expressed in thousands of Canadian dollars except per share amounts, which are expressed in Canadian dollars.

	December 31	December 31	December 31
Excerpts from Statements of Financial Position	2014	2013	2012
Total assets	$135,510	$141,784	$132,934
Total non-current other liabilities (non-financial)	1,514	3,803	3,632
Total current liabilities	6,033	4,053	409

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
Excerpts from Statements of Comprehensive Loss (Income)	2014	2013	2012
Exploration and evaluation	$12,877	$1,991	$4,461
General and administrative	17,384	6,245	6,780
Share-based compensation	3,877	641	5,225
Other items(i)	(2,791)	(1,292)	(804)
Gain on discontinuance of equity method(ii)	–	(5,062)	–
Loss for the year	$31,347	$2,523	$15,662

Basic and diluted loss per common share	$0.33	$0.03	$0.16
Weighted average number of common shares outstanding (‘000’)	95,009	95,007	94,995

(i)	Other items include interest income, exchange gain and loss and deferred income tax.
(ii)	Represents a gain recorded upon discontinuance of equity method for accounting for the investment in the Pebble Limited Partnership when the Company reacquired control in Q4 of 2013.

1.4	Summary and Discussion of Quarterly Results

All monetary amounts are expressed in thousands of dollars except per share amounts and where otherwise indicated. Minor differences are due to rounding.

Excerpts from Statements of
Comprehensive Loss	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
(Income)	2014	2014	2014	2014	2013	2013	2013	2013
Expenses
Exploration and evaluation	$3,461	$2,436	$2,952	$4,028	$1,076	$270	$246	$399
General and administrative	7,051	4,077	3,431	2,825	1,810	1,552	1,495	1,388
Share-based compensation	522	557	699	2,099	–	–	217	424
Other items (i)	(1,109)	(982)	(211)	(489)	(412)	(120)	(440)	(320)
Equity accounting adjustment (ii)	–	–	–	–	(5,062)	–	–	–
Loss (income) for the quarter	9,925	6,088	6,871	8,463	(2,588)	1,702	1,518	1,891

Basic and diluted loss (income) per common share	$0.10	$0.06	$0.07	$0.09	$(0.03)	$0.02	$0.02	$0.02

(i)	Other items include interest income, exchange gain and loss, and deferred income tax.
(ii)	Represents a gain recorded upon discontinuance of equity method for accounting for the investment in the Pebble Limited Partnership when the Company reacquired control in Q4 of 2013.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

Discussion of Quarterly Trends

Exploration and evaluation expenses ("E&E") increased from Q4 of 2013 as the Company commenced funding of evaluation related work on the Pebble Project (discussed in Section 1.2.1.1 Technical Programs) with the withdrawal of Anglo American plc ("Anglo") from the Pebble Partnership in late December 2013. E&E included costs for Native community engagement, select environmental monitoring programs, annual fees for claims, site leases for accommodation, land access agreements and technical studies.

General and administrative expenses ("G&A") have fluctuated based on the level of corporate activities undertaken. In 2013, G&A trended lower until Q4 2013, when the added costs associated with the management and administration of the Pebble Partnership was borne by the Company as a result of Anglo’s withdrawal. In 2014, G&A was higher due to the inclusion of the management and administration of the Pebble Partnership and the additional costs associated with ongoing activities around the EPA’s initiatives as discussed in Section 1.2.1.2 Legal Matters.

Share-based compensation expense ("SBC") has fluctuated due to the timing of share purchase option grants and the vesting periods associated with these grants. In 2013 there were no new grants and as such SBC related to the graded vesting of share purchase option grants from prior years. In 2014, SBC related to new grants by the Company and the graded vesting of these share purchase options during the year.

1.5	Results of Operations

The following financial data has been prepared in accordance with IFRS effective for the year ended December 31, 2014 and is expressed in thousands of Canadian dollars unless otherwise stated.

The Company’s operations and business are not driven by seasonal trends, but rather are driven towards the achievement of project milestones relating to the Pebble Project such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, the completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

1.5.1	Results of Operations for the Year Ended December 31, 2014 vs. 2013

The Company recorded an increase in loss of $29.4 million due primarily to the increase in E&E, G&A and SBC. In 2013, the Company recorded a $5.1 million gain on the discontinuance of the equity method in accounting for the Pebble Partnership.

E&E increased by $10.9 million as the Company funded all exploration and evaluation work on the Pebble Project (discussed in Section 1.2.1.1 Technical Programs) for the full year. E&E comprised mainly of the following for the year as compared to 2013, expressed in thousands of dollars:

E&E	2014	2013
Engineering	$1,440	$853
Environmental planning and testing	2,322	270
Site activities	4,297	401
Socio-economic	4,324	26
Other activities and travel	494	441
	$12,877	$1,991

The Company incurred E&E associated with Native community engagement, environmental monitoring, annual fees for claims, site leases for accommodation, land access agreements and technical studies.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

G&A increased to $17.4 million from $6.2 million in 2013 due to the inclusion of the Pebble Partnership’s management, administration, and office expenses for the full year and increased legal costs which were incurred in response to the EPA’s activities during the year (see Section 1.2.1.2 Legal Matters).

The following table provides a breakdown of G&A incurred in the year as compared to 2013, expressed in thousands of dollars:

G&A	2014	2013
Conference and travel	$323	$340
Consulting	782	836
Insurance	384	342
Legal, accounting and audit	8,326	275
Office costs	1,963	670
Management and administration	4,610	2,572
Shareholder communication	772	983
Trust and filing	224	227
Total	$17,384	$6,245

SBC increased to $3.9 million from $0.6 million in 2013 as the Company granted 5.9 million share purchase options in the current year (2013 – no options were granted).

1.5.2	Cash Flows for the Year Ended December 31, 2014 vs. 2013

Net cash used in operations increased to $27.8 million in 2014 from $7.9 million in 2013, due to the increase in the Company’s operating activities as discussed herein. The source of cash and cash equivalents during 2014 included the Company’s cash resources and additional cash received from the Private Placement (see Section 1.2.2 Financing)

1.5.3	Financial position as at December 31, 2014 vs. December 31, 2013

Total assets decreased by $6.3 million to $135.5 million. This decrease was due mainly to the utilization of the Company’s cash and cash equivalents in its operating activities as described in Section 1.5.1.

1.6	Liquidity

The Company's major sources of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions and the issue of common shares pursuant to the exercise of share purchase options. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

As at December 31, 2014, the Company’s cash and cash equivalents were $9.4 million, down from $25.8 million at December 31, 2013 as the Company used $28 million of its cash in its operating activities (see Section 1.5.1) and raised $11.3 million from the Private Placement (see Section 1.2.2 Financing). The Company has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required to pursue any material expenditures at the Pebble Project. There can be no assurances that the Company will be successful in obtaining additional financing. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will at some point have to reduce or curtail its operations.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

At December 31, 2014, the Company had working capital of approximately $5.9 million as compared to $29.7 million at December 31, 2013. The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations other than those disclosed below:

The following commitments and payables (expressed in thousands) existed at December 31, 2014:

	Payments due by period
	Total	≤ 1 year	1-5 years	> 5 years
Trade and other payables	$5,650	$5,650	$–	$–
Payable to related parties	383	383		–
Lease commitments	1,424	952	472	–
Total	$7,457	$6,985	$472	$–

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company is responsible for maintenance payments on the Pebble Project claims and other claims and routine office leases.

1.7	Capital Resources

The Company’s capital resources consist of its cash reserves. As of December 31, 2014, the Company had no long term debt or commitments for material capital expenditures other than what has been disclosed in the Financial Statements and tabulated above.

The Company has no lines of credit or other sources of financing.

1.8	Off-Balance Sheet Arrangements

There are none.

1.9	Transactions with Related Parties

Transactions with Hunter Dickinson Services Inc. ("HDSI")

Hunter Dickinson Inc. ("HDI") and its wholly owned subsidiary, HDSI are private companies established by a group of mining professionals engaged in advancing and developing mineral properties for a number of private and publicly-listed exploration companies, one of which is the Company.

Many of the current directors of the Company namely Scott Cousens, Robert Dickinson, Russell Hallbauer, Marchand Snyman and Ron Thiessen are active members of the HDI Board of Directors. Other key management personnel of the Company – Doug Allen, Stephen Hodgson, Bruce Jenkins, Sean Magee and Trevor Thomas – are active members of HDI’s senior management team.

The business purpose of the related party relationship

HDSI provides technical, geological, corporate communications, regulatory compliance, administrative and management services to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and technology services.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

As a result of this relationship with HDSI, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI.

The measurement basis used

The Company procures services from HDSI pursuant to an agreement (the "Services Agreement") dated July 2, 2010 whereby HDSI agreed to provide technical, geological, corporate communications, administrative and management services to the Company. A copy of the Services Agreement is publicly available under the Company’s profile at www.sedar.com.

Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services is determined based on an agreed upon charge-out rate for each employee performing the service and the time spent by the employee. The charge-out rate also includes overhead costs such as office rent, information technology services and administrative support. Such charge-out rates are agreed and set annually in advance.

Third party expenses are billed at cost, without any markup.

Ongoing contractual or other commitments resulting from the related party relationship

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice from either the Company or HDSI.

The following summarizes the transactions with HDSI expressed in thousands of dollars for the year:

Transactions	2014	2013
Services rendered by HDSI	$4,926	$4,181
Technical	1,745	1,241
Engineering	540	612
Environmental	686	383
Socioeconomic	277	85
Other technical services	242	161
General and administrative	3,181	2,940
Management, financial & administration	2,542	2,245
Shareholder communication	639	695

Reimbursement of third party expenses	779	829
Conferences and travel	196	234
Insurance	71	57
Office supplies and other	512	538

Total paid by the Company	$5,705	$5,010

Key Management Personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in Note 8(a) in the notes to the Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

1.10	Fourth Quarter 2014 vs 2013

The Company recorded an a loss of $9.9 million as compared to a gain of $2.6 million in 2013 as E&E, G&A and SBC all increased over the same quarter from the prior year. In 2013, a gain of $5.1 million was also recognized on the discontinuance of the equity method.

E&E increased by $2.4 million to $3.5 million as the Company funded all exploration and evaluation work on the Pebble Project (discussed in Section 1.2.1.1 Technical Programs). E&E comprised mainly of the following during the quarter as compared to the prior year quarter, expressed in thousands of dollars:

E&E	2014	2013
Engineering	$137	$266
Environmental planning and testing	353	97
Site activities	1,649	401
Socio-economic	1,069	24
Other activities and travel	253	288
	$3,461	$1,076

During the quarter the Company’s major expenses were for Native community engagement, the 2014-2015 rental payments for claims, site leases for accommodation and payments in respect of land access agreements that were negotiated.

G&A increased to $7.1 million from $1.8 million in 2013 due to the inclusion of the Pebble Partnership’s management, administration and office expenses in the Company’s G&A costs and the increased legal costs incurred in response to the EPA’s activities during the quarter (see 1.2.1.2 Legal Matters). The following table provides a breakdown of G&A incurred during the quarter as compared to the fourth quarter of 2013, expressed in thousands of dollars:

G&A	2014	2013
Conference and travel	$71	$29
Consulting	259	154
Insurance	64	86
Legal, accounting and audit	4,933	214
Office costs	538	237
Management and administration	1,022	894
Shareholder communication	156	191
Trust and filing	8	5
Total	$7,051	$1,810

SBC increased to $0.5 from $nil in 2013 due mainly to the amortization of the fair value of the share purchase options granted during the current fiscal year.

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the Board of Directors for consideration.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

1.12	Critical Accounting Estimates

The preparation of the Financial Statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period presented and reported amounts of expenses during said reporting period. Actual outcomes may differ from these estimates. The following are specific areas where significant estimates or judgments exist:

Estimation uncertainties

i.

The Company uses the Black-Scholes Option Pricing Model to calculate the fair value of share purchase options granted for determining share-based compensation included in the loss for the year. Inputs used in this model require subjective assumptions including the expected price volatility from three to five years. Changes in the subjective input assumptions can affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

ii.

The Company received clear title to certain mineral claims (the “Settlement Claims”) as a result of the release of all liens thereon in payment of the loan receivable by the debtor (refer Note 5 in the notes to the Financial Statements). The Company has recognized the Settlement Claims in mineral property interest at the carrying value of the outstanding loan receivable on the date the mutual release was signed by the Company.

iii.

Significant assumptions about the future and other sources of estimation uncertainty are made in determining the provision for any deferred income tax expense (recovery) included in the loss for the year and the composition of deferred income tax liabilities included in the Statement of Financial Position in the Financial Statements.

Judgments

i.

In terms of IFRS 6, Exploration and Evaluation of Mineral Resources ("IFRS 6"), management identified indicators that required testing the Group’s mineral property interest ("MPI") for impairment. The Group used judgment in determining from an analysis of facts and circumstances that no impairment of the MPI was necessary (see further discussion in 1.12.2 below).

ii.

IAS 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21"), defines the functional currency as the currency of the primary economic environment in which an entity operates. IAS 21 requires the determination of functional currency to be performed on an entity by entity basis, based on various primary and secondary factors. In identifying the functional currency of the parent and of its subsidiaries, Management considered the currency that mainly influences the cost of undertaking the business activities in each jurisdiction in which the Company operates.

iii.

The Company has employed judgment that going concern was an appropriate basis for the preparation of the Financial Statements as the Group has prioritized the allocation of available financial resources to meet key corporate and Pebble Project expenditure requirements in the near term (refer to 1.6 Liquidity).

1.12.1	Mineral resources and the carrying value of the Company’s Mineral Property Interest

Mineral resources are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources estimates which in turn could have a material effect on the carrying value of the Company’s mineral property.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

1.12.2	Impairment analysis of assets

At the end of each reporting period, the carrying amounts of the Company’s assets, which currently consist largely of its E&E assets, are reviewed to determine whether there is any indication that those assets are impaired. The Company determined that with respect to its E&E assets, as per IFRS 6, there were two related indicators suggesting that the recovery amount of the Company’s E&E assets may be less than the carrying amount and so further analysis was performed including impairment testing of the Company’s E&E assets under IAS 36, Impairment of Assets. Based on this analysis, no impairment charge was required to be made at December 31, 2014.

Recoverability of the carrying amount of the mineral property is dependent on successful development and commercial exploitation or alternatively, sale thereof.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

1.12.3	Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and when applicable, the environment in which the mine operates.

Discount rates using pre-tax rates that reflect the time value of money are used to calculate the net present value of restoration, rehabilitation and environmental costs. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining restoration and rehabilitation obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon the Company are not predictable.

At December 31, 2014, the Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is minimal.

1.12.4	Share-based compensation expense

As indicated in 1.12 (i) the Company uses the Black-Scholes option pricing model to estimate the fair value of options granted through its Board of Directors, to directors, employees and service providers. Changes in any of the inputs in the model such as expected volatility, expected life to exercise and interest rates could cause a significant change in the SBC charged in a period. During the year the Company granted 5.9 million share purchase options. The SBC recognized in the year relates to: (i) the immediate vesting of one tranche and (ii) amortization of the SBC on tranches still vesting. Further discussion on the estimation of fair value and assumption used can be found in Note 7(c) in the notes to the Financial Statements.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014
1.12.5	Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the statements of financial position and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets also result from unused loss carry forwards, resource-related pools and other deductions. A deferred tax asset is only recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Further discussion can be found in Note 2 in the notes to the Financial Statements which accompany this MD&A.

1.13	Changes in Accounting Policies including Initial Adoption

Accounting Standards, Amendments and Revised Standards Adopted

The Company adopted a number of new and revised standards and amendments that became effective on January 1, 2014 which are discussed in Note 2 in the notes to the Financial Statements which accompany this MD&A.

Accounting Standards, Amendments and Revised Standards Not Yet Effective

The Company has disclosed information and potential impact thereof in Note 2 in the notes to the Financial Statements which accompany this MD&A.

1.14	Financial Instruments and Other Instruments

The Company has no derivative financial assets or liabilities.

1.14.1	Non-derivative financial assets:

The Company has the following non-derivative financial assets: available-for-sale financial assets and loans and receivables.

Available-for-sale ("AFS") financial assets

The Company has marketable securities which are classified as AFS financial assets and are measured at fair value with changes therein, other than impairment losses, recognized in other comprehensive income or loss and accumulated in the investment revaluation reserve within equity.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

Loans and receivables currently comprise amounts receivable, cash and cash equivalents and restricted cash (see below).

Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash in the statement of financial position comprise cash and investments held at major financial institutions that are readily convertible into a known amount of cash and which are only subject to an insignificant risk of change in value, and are measured at amortized cost.

The Company’s cash and cash equivalents and restricted cash are invested in business and savings accounts and guaranteed investment certificates which are available on demand by the Company.

1.14.2	Non-derivative financial liabilities:

The Company has the following non-derivative financial liabilities: trade and other payables and a payable to a related party.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

1.14.3	Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Company limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Group for its programs. There has been no change in the Company’s objectives and policies for managing this risk except for changes in the carrying amounts of financial assets exposed to credit risk, and there was no significant change to the Company’s exposure to credit risk during the year ended December 31, 2014. Amounts receivable include receivable balances with government agencies and refundable deposits. Management has also concluded that there is no objective evidence of impairment to its amounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. There has been no change in the Company’s objectives and policies for managing this risk. The Company’s liquidity position has been discussed in Section 1.6 Liquidity.

Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership and U5 Resources Inc. both have the US dollar as functional currency; and certain of the Company’s corporate expenses are incurred in US dollars. As the Company’s functional and presentation currency is the Canadian dollar, the fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Company as well as the value of the Company’s assets and total shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

There has been no change in the Company’s objectives and policies for managing this risk, except for the changes in the carrying amounts of the financial assets exposed to foreign exchange risk, and there was no significant change to the Company’s exposure to foreign exchange risk during the year ended December 31, 2014.

The exposure of the Company's financial assets to foreign exchange risk, expressed in thousands, is as follows:

Currency	December 31, 2014		December 31, 2013
		Amount in		Amount in
	US dollar	Canadian	US dollar	Canadian
US dollars – Financial assets	amount	dollars	amount	dollars
Amounts receivable	$547	$635	$5,360	$5,701
Cash and cash equivalents	1,515	1,758	7,083	7,534
Total exposed to currency risk	$2,062	$2,393	$12,443	$13,235

The exposure of the Company's financial liabilities to foreign exchange risk, expressed in thousands, is as follows:

Currency	December 31, 2014		December 31, 2013
		Amount in		Amount in
	US dollar	Canadian	US dollar	Canadian
US dollars – Financial liabilities	amount	dollars	amount	dollars
Trade and other payables	$4,504	$5,225	$3,197	$3,400
Total exposed to currency risk	$4,504	$5,225	$3,197	$3,400

A 10% depreciation of the Canadian dollar relative to the United States dollar at December 31, 2014 would result in thousands of Canadian dollars, in a loss of $283 (2013 - $983 gain). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to interest rate risk during the year ended December 31, 2014.

Assuming that all variables remain constant, a 100 basis points change in a decrease or increase in interest rates would have resulted in a decrease or increase in interest income, expressed in thousands of Canadian dollars, of approximately $176 (2013 - $267).

Commodity price risk

While the value of the Company’s core mineral resource property, held through its interest in the Pebble Partnership, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices have fluctuated widely historically and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, reserves and warrants, net of accumulated deficit.

There were no changes in the Company's approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

1.15.1	Disclosure of Outstanding Share Data

The capital structure of the Company as of the date of this MD&A is shown in the following table:

Number
Common shares issued and outstanding	104,953,453
Special Warrants (see 1.2.2 Financings)	26,019,146
Share options (weighted average exercise price per share: $1.94)	7,599,200

1.15.2	Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

1.15.3	Management’s Report on Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting ("ICFR") is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company's ICFR includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2014

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

The Company’s management assessed the effectiveness of the Company’s ICFR as of December 31, 2014. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on their assessment, management has concluded that, as of December 31, 2014, the Company’s ICFR was effective based on those criteria.

The Company’s ICFR as of December 31, 2014, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2014. Deloitte LLP, as stated in their report that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2014, expressed an unqualified opinion on the effectiveness of the Company’s ICFR.

1.15.4	Changes in Internal Control over Financial Reporting

There has been no change in the design of the Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR during the period covered by this MD&A.

1.15.5	Limitations of Controls and Procedures

The Company’s management, including its CEO and CFO, believe that any system of disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.15.6	Risk Factors

Please refer to "Risk Factors" discussed in Item 5 in the Company’s annual information form for the fiscal year ended December 31, 2014 filed under the Company’s profile on SEDAR at www.sedar.com.